UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K/A
Report of foreign private issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934.
Report on Form 6-K dated December 3, 2010
Commission File Number: 001-12126
CHINA ENTERPRISES LIMITED
(Translation of registrant’s name into English)
Unit 3101, 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Explanatory Note
This form 6-K/A is being filed by China Enterprises Limited (the “Company”) as an amendment and restatement to the Form 6-K dated December 3, 2010 disclosing the Company’s change in independent auditor to audit and report on the consolidated financial statements of the Company for the year ended December 31, 2009.
Change of Auditor
The Company solicited proposals from accounting firms and conducted an evaluation process in connection with the selection of its independent auditor for the financial year ended December 31, 2009. Following this process, the Company’s audit committee recommended that the Board of Directors appoint Crowe Horwath (HK) CPA Limited (“Crowe Horwath”) to replace Deloitte Touche Tohmatsu (“DTT”) to serve as the Company’s independent auditor to audit and report on the consolidated financial statements of the Company for the year ended December 31, 2009.
DTT tendered its resignation as the Company’s independent auditor to the Company’s board of directors effective on December 1, 2010.
On December 1, 2010, the board of directors appointed Crowe Horwath to serve as the Company’s independent auditor.
DTT’s audit reports on the Company’s consolidated financial statements for the fiscal years ended December 31, 2007 and 2008 did not contain an adverse opinion nor a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. DTT have not audited on the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2007 and 2008.
During the Company’s fiscal years ended December 31, 2007 and 2008, the two most recent years for which DTT provided audit reports, and the subsequent interim period through the date of DTT’s resignation:
i)
there were no disagreements between the Company and DTT on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of DTT, would have caused DTT to make reference to the subject matter of the disagreement in its report on the Company’s consolidated financial statements, and

ii)
there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F (applicable to annual reports of foreign private issuers for fiscal years beginning on or after December 15, 2009).

The Company has provided DTT with a copy of the foregoing statements and has requested and received from DTT a letter addressed to the Securities and Exchange Commission (the “SEC”) stating that DTT agrees with the above statements. A copy of the letter from DTT is attached as Exhibit 1 to this periodic report on Form 6-K.
During the two most recent fiscal years ended December 31, 2007 and 2008 and the subsequent interim period through the date of DTT’s resignation, neither the Company nor anyone acting on behalf of the Company consulted Crowe Horwath regarding any of the matters or events set forth in Item 16-F(a)(2) of Form 20-F. The Company has provided Crowe Horwath with a copy of the foregoing statements and given Crowe Horwath the opportunity to furnish the Company with a letter addressed to the SEC containing any new information, clarification of the Company’s expression of its views, or the respects in which it does not agree with the above statements. The Company has not received any such letter from Crowe Horwath.
The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ended December 31, 2009 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2011	CHINA ENTERPRISES LIMITED
	By:	/s/ Allan Yap
		Name:	Allan Yap
		Title:	Chairman